[NAM TAI LOGO]   [NTE LISTED NYSE logo]              FOURTH QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
Represented by PAN PACIFIC I.R. LTD.                      Contact: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800  FAX: (604) 669-7816                     WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
               Dividend in 2005 increased 175% to $1.32 per share
           Q4 Net Sales Up 40.9% to $152.8 Million vs. $108.4 Million
          Operating Income Up 32.4% to $10.3 Million vs. $7.8 Million

VANCOUVER, CANADA -- February 7, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) is pleased to announce its unaudited results for the fourth quarter ended December 31, 2004.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

------------------------------------------------------------------------ -------------------------------
                                                Quarterly Results               Twelve Months Results
------------------------------------------------------------------------ -------------------------------
                                         4Q 2004     4Q 2003     YoY(%)       2004       2003     YoY(%)
------------------------------------------------------------------------ -------------------------------
Net sales                                152,776     108,454      40.9     533,861    406,306      31.4
------------------------------------------------------------------------ -------------------------------
Gross Profit                              19,386      17,275      12.2      76,476     66,290      15.4
------------------------------------------------------------------------ -------------------------------
                     % of sales            12.7%       15.9%                  14.3%      16.3%
------------------------------------------------------------------------ -------------------------------
Income from operations                    10,280       7,765      32.4      43,378     37,387      16.0
------------------------------------------------------------------------ -------------------------------
                     % of sales             6.7%        7.2%                   8.1%       9.2%
------------------------------------------------------------------------ -------------------------------
             per share(diluted)            $0.24       $0.19      26.3       $1.02      $0.92      10.9
------------------------------------------------------------------------ -------------------------------
Net income (loss) (a) &(b)              (42,465)      13,706    -409.8      66,885     43,802      52.7
------------------------------------------------------------------------ -------------------------------
                     % of sales           -27.8%       12.6%                  12.5%      10.8%
------------------------------------------------------------------------ -------------------------------
Basic earnings per share                 ($1.00)       $0.33    -397.6       $1.57      $1.09      44.9
------------------------------------------------------------------------ -------------------------------
Diluted earnings per share                   N/A       $0.33       N/A       $1.57      $1.07      46.6
------------------------------------------------------------------------ -------------------------------
Weighted average number of shares
('000)
        Basic                             42,665      40,975       -        42,496     40,336       -
        Diluted                           42,733      41,253       -        42,548     40,839       -
------------------------------------------------------------------------ -------------------------------


Notes:
(a) Other income in the fourth quarter of 2004 consisted of $6.2 million from the partial disposal of the Company's interest in its subsidiary, JIC Technology Company Limited. In the fourth quarter of 2003, other income amounted to a total of $2.0 million.
(b) After adjusting for the unrealized loss on the impairment of marketable securities in TCL Communication in the fourth quarter of 2004, the Pro-forma net income and earnings per shares would be as follow:

------------------------------------------------------------------------ -------------------------------
                                                Quarterly Results               Twelve Months Results
------------------------------------------------------------------------ -------------------------------
                                         4Q 2004     4Q 2003     YoY(%)       2004       2003     YoY(%)
------------------------------------------------------------------------ -------------------------------
US GAAP based income from
operations                                10,280       7,765      32.4      43,378     37,387      16.0
------------------------------------------------------------------------ -------------------------------
US GAAP based other income (loss)
/income tax (expenses) benefit /        (52,745)       5,941                23,507      6,415
minority interests
------------------------------------------------------------------------ -------------------------------
US GAAP based net income(loss)          (42,465)      13,706    -409.8      66,885     43,802      52.7
------------------------------------------------------------------------ -------------------------------
Add:
Unrealized loss on the impairment of
marketable securities in TCL
Communication                             58,316                            58,316
------------------------------------------------------------------------ -------------------------------

------------------------------------------------------------------------ -------------------------------
Pro-forma net income                      15,851      13,706      15.7     125,201     43,802     185.8
------------------------------------------------------------------------ -------------------------------
                          % of sales       10.4%       12.6%                 23.5%      10.8%
------------------------------------------------------------------------ -------------------------------
Proforma                                   $0.37       $0.33      11.1       $2.95      $1.09     171.3
Basic earnings per share
------------------------------------------------------------------------ -------------------------------
Diluted earning per share                  $0.37       $0.33      11.6       $2.94      $1.07     174.4
------------------------------------------------------------------------ -------------------------------
Weighted average number of shares
(`000)
        Basic                             42,665      40,975       -        42,496     40,336       -
        Diluted                           42,733      41,253       -        42,548     40,839       -
------------------------------------------------------------------------ -------------------------------

Note:
Excluding the $58.3 million non-cash unrealized loss on the impairment of marketable securities in TCL Communication during the fourth quarter of 2004, the cash based realized gain on other income after deducting income tax expense and minority interests for the year of 2004 was $81.8 million.

Nam Tai is excited to announce that it has achieved its strongest sales in the fourth quarter ended December 31, 2004. The net sales of $152.8 million for the fourth quarter of 2004 not only exceeded the fourth quarter upper sales guidance of $135 million given by Nam Tai, it is also a new record quarterly sales of the Company. Sales were driven mainly by key component sub-assemblies, such as CMOS image sensor modules for cellular phones with built in camera function and flexible printed circuit board ("FPC") sub-assemblies. Such business, which is high-tech in focus and has the potential for significant growth, is currently the main focus of Nam Tai.

The gross profit margin for the fourth quarter of 2004 decreased to 12.7% mainly because of the prevalent product mix. The orders for key component sub-assembly business, which generally accounts for lower gross profit margins, sharply increased in the fourth quarter of 2004, causing a reduction in overall gross profit margins. High oil price and a strong Yen also impacted the operation costs.

However, strong sales growth augmented operating income, offsetting the impact of lower gross profit margins. The Company attained an income from operations per share of $0.24, which also exceeded the upper guidance given by Nam Tai.

For the whole year, Nam Tai achieved an impressive sales growth of 31.4%, reaching net sales of $533.9 million. The net income for the whole year has also increased remarkably by 52.7% to $66.9 million, partly due to the benefit of certain one-time other income items.

Company Outlook
---------------

The Company has been very successful in shifting its focus to key component sub-assembly, which accounted for 64% of its sales in the fourth quarter of 2004 and 59% of its sales for the whole year of 2004. Nam Tai believes that the strong growth of this business will offset the impact of lower gross profit margins and the Company can continue to achieve strong growth in its overall profits. In the long run, Nam Tai expects to achieve an overall gross profit margin of around 12%, which is still one of the leaders in the EMS industry.

The Company is also well-positioned for any re-valuation of the RMB. Two of its subsidiaries, Nam Tai Electronic & Electrical Products Limited and J.I.C. Technology Company Limited are listed on the Hong Kong Stock Exchange. The Company also has investments in TCL Corporation and TCL Communication, which shares are denominated in either RMB or HK$. All these will help to hedge the risk of any re-valuation of the RMB.

To maintain its future growth, Nam Tai must keep itself abreast of its competitors. As a result, the Company has to put more resources on R&D and new production capacity to back up its continued growth. Nam Tai may have to be more vertically integrated to maintain its competitive edge. The SG&A expenses in forthcoming years will accordingly increase. However, the Company is confident that it can find a proper balance point so that the growth of its earnings per share will not be slowed down and its shareholders will continue to be rewarded like before.

The Company is pleased to adjust its long-term target growth rate for net sales from 22% per annum to 25% per annum for the coming five years. The short-term target growth rate for 2005 is temporarily adjusted to 30%-35%, taking in account the Company's current situation. This year to year short-term target growth rate will be adjusted if the Company's business continues to grow significantly as it has recently.

Nam Tai's sales are seasonally lower in the first quarter. However, Nam Tai is encouraged by its performance in the fourth quarter of 2004. The Company is looking forward to achieving a new quarterly sales record for the first quarter of 2005. Based on current market conditions and orders on hand as well as orders carried forward from the fourth quarter of 2004, the Company is pleased to provide the following business projection for the first quarter of 2005.

(In millions of US Dollars, except for earnings per share)
--------------------------------------------------------------------------------
                                1Q 2005      1Q 2004      1Q 2005      4Q 2004
                              (Estimated)    (Actual)        vs        (Actual)
                                                          1Q 2004
--------------------------------------------------------------------------------
Sales                         $150 -$155       $95        58%-63%        $153
--------------------------------------------------------------------------------
Pro Forma Earnings per
Share (diluted)(a)          $0.22 -$0.24     $0.15(b)     47%-60%      $0.23(c)
--------------------------------------------------------------------------------
Note: (a) Diluted Earnings per share includes tax expenses and the minority interest of 25% in NTEEP and approximately 28% in JIC and 20% in Namtek Software Development Company Limited
      (b) Excluded US$1.4 million dividend income from Huizhou TCL Mobile Communication Company Limited.
      (c) Excluded US$6.2 million gain on partial disposal of subsidiaries and US$58.3 million unrealized loss on the impairment of marketable securities in TCL Communication.

"2004 was once again a year of great harvest for Nam Tai," said Mr. Joseph Li, CEO of Nam Tai. "We have achieved new records in 2004 and are looking forward to breaking these records in 2005. We are so pleased that our strategy of focusing on key component sub-assembly has been so successful. With upgraded production technology and capability, expanded new production capacity which construction has completed on schedule, and a strong cash reserve, we are very confident for our continued growth and our capability to satisfy our customers' strong demand. All businesses of Nam Tai are now run by its four subsidiary groups and Nam Tai has become a holding company. Each subsidiary group has a different team of independent management. They are focused on different product segments and customers. This corporate structure provides flexibility and enhances Nam Tai's responsiveness to requests of customers and any changes in the market environment. With our experienced management teams, we strongly believe we can continue to enjoy more successful years ahead. "


Unrealized Loss on Marketable Securities in TCL Communication
-------------------------------------------------------------

In the third quarter of 2004, the Company classified its investment in TCL Communication as marketable securities - available for sale and recorded the difference between the fair market value and the carrying cost of such investment in shareholders' equity. Under US GAAP, there will be no impact on Nam Tai's income statement until such investments are sold. However, in light of the performance of the share price of TCL Communication since its listing in September, 2004, the Company considered it a prudent approach to record the unrealized loss of its investment in TCL Communication pursuant to the guidance from Emerging Issue Task Force 03-1 issued by the Financial Accounting Standard Board. The initial cost of our investment of TCL Communication was $79.5 million. The fair market value as calculated by reference to the closing price of the shares of TCL Communication as at December 31, 2004 was $21.2 million. Accordingly, an aggregated unrealized loss of $58.3 million was recorded in Nam Tai's income statement for the fourth quarter of 2004.

Such unrealized loss has no impact on Nam Tai's cash position. The Company still has confidence in its investment in TCL Communication and believes it will again benefit its shareholders when it realizes its investment in TCL Communication.


Compliance with Sarbanes-Oxley Act
----------------------------------

The Company has engaged an external consultant to advise the Company on its compliance with Section 404 of the Sarbanes-Oxley Act ("the Act"). The Company is confident that it will meet the deadline for compliance on time towards the end of 2005. The estimated cost in relation to the compliance process is expected to be immaterial and will have no significant impact to the Company's earnings for 2005.


Dividend for 2005
-----------------

To maintain a strong financial position to support and back up the future growth of the Company, the Company, after due consideration, has decided not to pay any special dividend.

Regarding the regular dividend, taking into account the cash on hand, the expansion plans of the Company and its earnings in 2004, the Company has taken a conservative approach and determined the regular dividend for 2005 to be $1.32 per share to be paid quarterly at the rate of $0.33 per share. This represents an increase of 175% from the dividend paid in 2004, following an increase of 140% in 2004 from 2003. The Board considers this to be an appropriate reward for the shareholders and the dividend paid will not affect the continuous growth of the Company.

The payment dates and record dates for the quarterly dividend of $0.33 per share payable in each quarter for 2005 are as follows:-

   -----------------------------------------------------------------------------
         Record Date                    Payment Date              Dividend (US$)
   -----------------------------------------------------------------------------
   1  March 31, 2005            On or before April 21, 2005          $0.33
   -----------------------------------------------------------------------------
   2  June 30, 2005             On or before July 21, 2005           $0.33
   -----------------------------------------------------------------------------
   3  September 30, 2005        On or before Oct 21, 2005            $0.33
   -----------------------------------------------------------------------------
   4  December 31, 2005         On or before January 21, 2006        $0.33
   -----------------------------------------------------------------------------
   Total                                                             $1.32
   -----------------------------------------------------------------------------


Supplementary Information (Unaudited) for the Fourth Quarter of 2004
--------------------------------------------------------------------

1. Quarterly Sales Breakdown
   (In Thousands of US Dollars)
   -----------------------------------------------------------------------------
   Quarter          2004        2003          YoY(%)             YoY(%)
                                           (Quarterly)   (Quarterly accumulated)
   -----------------------------------------------------------------------------
   1st Quarter      95,435      87,981            8.5%                   8.5%
   -----------------------------------------------------------------------------
   2nd Quarter     147,664     116,714           26.5%                  18.8%
   -----------------------------------------------------------------------------
   3rd Quarter     137,986      93,157           48.1%                  27.9%
   -----------------------------------------------------------------------------
   4th Quarter     152,776     108,454           40.9%                  31.4%
   -----------------------------------------------------------------------------
   Total           533,861     406,306
   -----------------------------------------------------------------------------



2. Net Sales Breakdown by Product Segment

   -----------------------------------------------------------------------------
                                                   2004                2003
   -----------------------------------------------------------------------------
   Segment                                     4Q       YTD        4Q       YTD
                                               (%)      (%)        (%)      (%)
   -----------------------------------------------------------------------------
   Consumer Electronics and Communication
   Products (a)                                28%      31%        31%      32%

   -----------------------------------------------------------------------------
   Telecom. Components Assembly:
   -Telecom. Components Assembly (b)           64%      59%        58%      57%
   -Software Development Services (c)           1%       1%         1%       1%

   -----------------------------------------------------------------------------
   Parts & Components:
   -LCD Panels (d)                              7%       9%        10%       9%
   -Transformers (e)                            0%       0%         0%       1%
   -----------------------------------------------------------------------------
                                              100%     100%       100%     100%
   -----------------------------------------------------------------------------
   Note:
   (a) Represents the sales of Nam Tai Electronic & Electrical Products Ltd.
   (b) Represents the sales of Zastron Precision-Tech Limited (formerly known as Nam Tai Telecom(Cayman) Co., Ltd.)
   (c) Represents the sales of Namtek Software Development Company Limited
   (d) Represents the sales of JIC
   (e) In June 2003, we sold our transformers operation to a third party.


3. Key Highlight of Financial Position
   -----------------------------------------------------------------------------
                                               (unaudited)        (audited)
                                            As at December 31  As at December 31
   -----------------------------------------------------------------------------
                                                   2004               2003
   -----------------------------------------------------------------------------
   Cash on Hand                             $160.6 million (a)   $61.8 million
   -----------------------------------------------------------------------------
   Marketable Securities                     $41.9 million             -
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
   Cash/Current Liabilities                        1.38               0.83
   -----------------------------------------------------------------------------
   Current Ratio                                   2.87               2.25
   -----------------------------------------------------------------------------
   Total Assets/Total Liabilities                  3.79               3.88
   -----------------------------------------------------------------------------
   Debtors Turnover                              62 days             58 days
   -----------------------------------------------------------------------------
   Inventory Turnover                            20 times           13 times
   -----------------------------------------------------------------------------
   Average Payable Period                        72 days             60 days
   -----------------------------------------------------------------------------

   Note :  (a) Taking into consideration the $10.2 million in proceeds from the partial disposal of shares in J.I.C. Technology Company Limited, which was recorded in Prepaid Expenses and Other Receivable as at December 31, 2004 and received on January 3, 2005. The cash on hand for the Company would have been $170.8 million.


Fourth Quarter Results Analyst Conference Call
----------------------------------------------

The Company will hold a conference call on Monday, February 7, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time. Callers will be asked to register with the conference call operator.


About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensor modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC") and their Fourth Quarter Results were announced earlier today in Hong Kong. Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.


Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and (diluted) earnings per share for the first quarter of 2005, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the first quarter of 2005, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control. NAM TAI ELECTRONICS, INC. CONSOLIDATED STATEMENTS OF INCOME

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of US Dollars except share data)

                                                           Unaudited                 Unaudited
                                                       Three months ended       Twelve months ended
                                                          December 31               December 31
                                                       2004         2003         2004         2003
-----------------------------------------------------------------------------------------------------
Net sales - related parties                         $   5,260    $   6,843    $  34,181    $  20,782
Net sales - third parties                             147,516      101,611      499,680      385,524
                                                  ---------------------------------------------------
Total net sales                                       152,776      108,454      533,861      406,306
Cost of sales                                         133,390       91,179      457,385      340,016
                                                  ---------------------------------------------------

Gross profit                                           19,386       17,275       76,476       66,290

Costs and expenses
  Selling, general and administrative expenses          7,674        8,248       28,053       24,866
  Research and development expenses                     1,432        1,262        5,045        4,037
                                                  ---------------------------------------------------
                                                        9,106        9,510       33,098       28,903

                                                  ---------------------------------------------------
Income from operations                                 10,280        7,765       43,378       37,387

Interest income                                           523          235        1,110          788
Gain on partial disposal of subsidiaries                6,249        1,989       77,320        1,838
Unrealized loss on marketable securities              (58,316)         -        (58,316)         -
Other income (loss) - net                                (545)       2,805       17,283        2,899
Interest expense                                          (68)         (26)        (195)        (121)
                                                  ---------------------------------------------------

Income before income taxes and minority interests     (41,877)      12,768       80,580       42,791
and equity in income (loss) of an affiliated
company
Income tax benefit (expense)                              840          930         (879)        (399)
                                                  ---------------------------------------------------
Income (loss) before minority interests               (41,037)      13,698       79,701       42,392
Minority interests                                     (1,428)        (202)      (6,010)      (1,067)
                                                  ---------------------------------------------------
Income (loss) after minority interests                (42,465)      13,496       73,691       41,325
Equity in income (loss) of an affiliated company          -            210       (6,806)         498
Discontinued operation                                    -            -            -          1,979
                                                  ---------------------------------------------------
Net income (loss)                                   $ (42,465)   $  13,706    $  66,885    $  43,802
                                                  ===================================================

Net income (loss) per share
  Basic                                             $   (1.00)   $    0.33    $    1.57    $    1.09
                                                  ===================================================
  Diluted                                           $     N/A    $    0.33    $    1.57    $    1.07
                                                  ===================================================
Weighted average number of shares (`000')
  Basic                                                42,665       40,975       42,496       40,336
  Diluted                                              42,733       41,253       42,548       40,839

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2004 AND DECEMBER 31, 2003

(In Thousands of US Dollars)                                Unaudited       Audited
                                                           December 31,   December 31,
                                                              2004           2003
--------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                 $ 160,649      $  61,827
  Marketable securities                                        41,906            -
  Accounts receivable, net                                     90,362         62,090
  Amount due from a related party                                  66          2,707
  Inventories                                                  23,096         27,032
  Prepaid expenses and other receivables                       12,087          9,799
  Income taxes recoverable                                      6,566          4,922
                                                        ------------------------------
        Total current assets                                  334,732        168,377

Investment in an affiliated company                             3,049          9,855

Investments, at cost                                              -           16,366

Property, plant and equipment, at cost                        158,147        127,930
Less: accumulated depreciation and amortization               (60,706)       (50,283)
                                                        ------------------------------
                                                               97,441         77,647
Deposit for fixed assets                                        7,701          3,327
Intangible assets                                              16,290         20,688
Other assets                                                    1,260          1,435
                                                        ------------------------------
        Total assets                                        $ 460,473      $ 297,695
                                                        ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                             $   2,080      $   1,879
  Long term bank loan - current portion                         2,875          1,125
  Accounts payable                                             89,570         55,674
  Accrued expenses and other payables                          16,661         13,633
  Amount due to a related party                                   -              -
  Dividend payable                                              5,120          2,062
  Income taxes payable                                            183            530
                                                        ------------------------------
        Total current liabilities                             116,489         74,903

Long-term bank loan - non-current portion                       5,163          1,688
Deferred income taxes                                             -               78
                                                        ------------------------------
        Total liabilities                                     121,652         76,669

Minority interests                                             33,768          3,908

Shareholders' equity:
  Common shares                                                   426            412
  Additional paid-in capital                                  241,756        206,845
  Retained earnings                                            56,324          9,863
  Accumulated other comprehensive income (loss) (Note 1)        6,547             (2)
                                                        ------------------------------
        Total shareholders' equity                            305,053        217,118

        Total liabilities and shareholders' equity          $ 460,473      $ 297,695
                                                        ==============================

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of US Dollars)

                                                                          Unaudited                   Unaudited
                                                                      Three months ended         Twelve months ended
                                                                          December 31                December 31
                                                                       2004         2003         2004         2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   $ (42,465)   $  13,706    $  66,885    $  43,802
Adjustments to reconcile net income to net cash provided by
operating activities:
   Depreciation and amortization of property, plant and equipment       3,737        3,183       13,924       12,172
   Amortization of intangible assets                                       22           23           92           92
   Net loss (gain) on disposal of property, plant and equipment           376           94          347           (6)
   Gain on disposal of other asset                                        (19)         -            (19)         -
   Gain on disposal of a subsidiary net of minority interests             -            -            -         (1,979)
   Gain on partial disposal of subsidiaries                            (6,249)      (1,989)     (77,320)      (1,838)
   Unrealized loss on marketable securities                            58,316          -         58,316          -
   Loss on disposal of long term investment                               -            -             67          -
   Loss on disposal of convertible notes                                  -            -            -            102
   Compensation cost on partial disposal of a subsidiary                  -            -            -            509
   Equity in loss (income) of an affiliated company                       -           (209)       6,806         (498)
   Dividend income                                                        -            -        (15,913)         -
   Minority interests                                                   1,431          202        6,013        1,067
   Deferred income taxes                                                  (78)          (9)         (78)         (34)
Changes in current assets and liabilities, net of effects of acquisition and disposal:
   (Increase) Decrease in accounts receivable                         (16,531)       2,223      (28,272)     (11,146)
   Decrease (Increase) in amount due from a related party                 (66)        (633)       2,641       (2,707)
   Decrease (Increase) in inventories                                   5,153       (7,081)       3,936       (8,554)
   Decrease (Increase) in prepaid expenses and other receivables          575         (462)       2,651       (3,027)
   (Increase) Decrease in income taxes recoverable                        210         (631)      (1,644)      (4,067)
   Increase (Decrease) in notes payable                                (1,658)         319          201          894
   Increase in accounts payable                                        33,044        1,170       33,896       17,971
   Increase in accrued expenses and other payables                      1,963        3,317        3,028        1,189
   Decrease in amount due to a related party                             (288)         -            -            -
   (Decrease) Increase in income taxes payable                         (1,011)        (874)        (347)         330
                                                                    --------------------------------------------------
         Total adjustments                                             78,927       (1,357)       8,325          470
                                                                    --------------------------------------------------
Net cash provided by operating activities                           $  36,462    $  12,349    $  75,210    $  44,272
                                                                    --------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                              $    -       $    -       $ (25,084)   $    (384)
   Purchase of property, plant and equipment                          (14,396)      (4,826)     (38,611)     (17,053)
   Deposit for purchase of property, plant & equipment                  2,736       (1,865)      (4,374)      (3,103)
   Increase in other assets                                               (37)         (24)         (37)         (24)
   Proceeds from disposal of investment in other assets                   231          -            231          -
   Proceeds from disposal of property, plant and equipment              1,498            2        4,546        2,595
   Proceeds from disposal of long term investment                         385          -          5,609          -
   Proceeds from partial disposal of subsidiaries                       2,682        3,712       95,449        6,551
   Proceeds from disposal of convertible notes                            -            -            -          5,026
   Prepayment for long term investment                                    -         (5,277)         -         (5,277)
   Acquisition of an affiliated company                                   -            -            -        (10,000)
                                                                    --------------------------------------------------
Net cash provided by (used in) investing activities                 $  (6,901)   $  (8,278)   $  37,729    $ (21,669)
                                                                    --------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                              $  (5,120)   $ (31,876)   $ (19,414)   $ (37,777)
   Repayment of bank loans                                               (606)        (281)      (5,375)     (13,984)
   Proceeds from bank loans                                             1,800          -         10,600          -
   Proceeds from shares issued on exercise of options and warrants        -          4,388           72        8,508
                                                                    --------------------------------------------------
Net cash used in financing activities                               $  (3,926)   $ (27,769)   $ (14,117)   $ (43,253)
                                                                    --------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   25,635      (23,698)      98,822      (20,650)
                                                                    --------------------------------------------------
Cash and cash equivalents at beginning of period                      135,014       85,525       61,827       82,477
                                                                    --------------------------------------------------
Cash and cash equivalents at end of period                          $ 160,649    $  61,827    $ 160,649    $  61,827
                                                                    --------------------------------------------------

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2004 AND 2003 (In Thousands of US Dollars)


1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized loss on marketable securities. The comprehensive income of the Company was $73,434 (including an unrealized gain on marketable securities of US$6,549 in relation to TCL Corp.) and $43,802 for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels and Transformers ("LCDP") segment.

                                          Unaudited              Unaudited
                                     Three months ended     Twelve months ended
                                         December 31            Decemberr 31
                                      2004        2003       2004         2003
--------------------------------------------------------------------------------
NET SALES:
  -CECP                           $  42,189   $  33,894   $ 163,584    $ 128,778
  -TCA                               99,366      64,180     321,567      236,204
  -LCDP                              11,221      10,380      48,710       41,324
                                 -----------------------------------------------

        Total net sales           $ 152,776   $ 108,454   $ 533,861    $ 406,306
                                 ===============================================

NET INCOME (LOSS):
  -CECP                           $   4,236   $   6,642   $  18,562    $  22,848
  -TCA                              (46,344)      7,196      46,225       18,254
  -LCDP                                (357)       (132)      2,098        2,700
                                 -----------------------------------------------

        Total net income (loss)   $ (42,465)  $  13,706   $  66,885    $  43,802
                                 ===============================================


                                                          Unaudited.    Audited
                                                           Dec. 31,     Dec. 31,
                                                             2004         2003
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
  -CECP                                                   $ 134,473    $  85,799
  -TCA                                                      274,664      162,366
  -LCDP                                                      51,336       49,530
                                                         -----------------------

        Total assets                                      $ 460,473    $ 297,695
                                                         =======================

3. The following is a summary of the net sales, net income and long-lived assets by geographical area.


                                              Unaudited               Unaudited
                                         Three months ended      Twelve months ended
                                             December 31             Decemberr 31
                                          2004        2003        2004         2003
--------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
  -Hong Kong:
        Unaffiliated customers         $  11,221   $  26,946   $  48,710    $ 295,113
        Related party                        -           839         -         14,770
        Inter-companies sales                113          14         563          404

  -PRC, excluding Hong Kong:
        Unaffiliated customers           136,295      74,665     450,970       90,411
        Related party                      5,260       6,004      34,181        6,012
        Inter-companies sales                -        19,717       4,393      263,971

  -Inter-companies eliminations             (113)    (19,731)     (4,956)    (264,375)
                                      ------------------------------------------------

        Total net sales                $ 152,776   $ 108,454   $ 533,861    $ 406,306
                                      ================================================

NET INCOME (LOSS) WITHIN:
  -PRC, excluding Hong Kong and Macao  $   4,999   $  11,394   $  30,981    $  38,627
  -Macao                                   5,621       1,273      16,240        1,273
  -Hong Kong                             (53,085)      1,039      19,664        3,902
                                      ------------------------------------------------

        Total net income (loss)        $ (42,465)  $  13,706   $  66,885    $  43,802
                                      ================================================


                                                               Unaudited.    Audited
                                                                Dec. 31,     Dec. 31,
                                                                  2004         2003
--------------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
  -PRC, excluding Hong Kong and Macao                          $  84,453     $ 59,399
  -Macao                                                             134          180
  -Hong Kong                                                      12,854       18,068
                                                               ----------------------
        Total long-lived assets                                $  97,441     $ 77,647
                                                               ======================